NEWS RELEASE

REMINDER – PARAMOUNT ENERGY TRUST DEBENTURE AMENDMENTS

DEBENTUREHOLDER IMMEDIATE ACTION REQUIRED

AND CONFIRMS CREDIT FACILITY BORROWING BASE REDETERMINATION

Calgary, Alberta - December 3, 2009.  Paramount Energy Trust (TMX: PMT.UN) ("PET" or the "Trust") reminds Debentureholders that in order to take advantage of the enhanced terms of the debentures, their immediate action is required to vote FOR the amendments to PET’s 6.25% convertible unsecured subordinated debentures due June 30, 2010 (the "2010 Debentures") (TMX: PMT.DB.A) and its 6.25% convertible unsecured subordinated debentures due April 30, 2011 (the "2011 Debentures") (TMX: PMT.DB.B).  Holders must either provide instructions to their investment advisors by 4:30 p.m. (Mountain Standard Time) on December 4, 2009, or vote in person at 1:30 p.m. on December 7, 2009.

For each of the 2010 Debentures and 2011 Debentures (the "Debentures"), PET proposes to:

•

Increase the coupon by 1.0% from 6.25% to 7.25%;

•

Reduce the conversion price to $7.50 per Trust Unit.  The conversion prices are currently $19.35 and $23.80 per Trust Unit for the 2010 Debentures and 2011 Debentures, respectively.  The proposed amendments, in management’s view, will contain considerably increased equity option value as compared to the 2010 Debentures and 2011 Debentures;

•

Establish a five year term by extending the maturity date to January 31, 2015.  The maturity dates for the 2010 Debentures and 2011 Debentures are currently June 30, 2010 and April 30, 2011, respectively; and

•

Provide a three year non-call period until January 31, 2013.  Debentureholders will have the opportunity to achieve an attractive cash yield for an extended period on the protected basis.

All other terms of the Debentures will remain unchanged.

Further information with respect to these proposed revised amendments has been outlined in a supplemental management information circular (the "Supplemental Circular") that was mailed to Debentureholders on November 25, 2009 and is posted on PET's website at (www.paramountenergy.com).  An updated investor presentation reflecting the revised proposed amendments is also posted on PET's website.

The Board of Directors of Paramount Energy Operating Corp., the Administrator of PET, has concluded that the revised amendments are in the best interests of PET and the Debentureholders and recommends that Debentureholders CONSENT TO/VOTE FOR the revised amendments.

For the proposed revised amendments to be approved either:

(a)

holders of at least 66 2/3% of the principal amount of each of the 2010 Debentures and the 2011 Debentures sign and deposit an instrument in writing; or

(b)

holders of at least 66 2/3% of the principal amount of each of the 2010 Debentures and the 2011 Debentures (each voting separately as a series), in each case, present or represented by proxy vote for the proposed amendments at a meeting of Debentureholders that may be held and is presently scheduled to be held on Monday, December 7, 2009 at 1:30 p.m. (Mountain Standard Time) in the Frank L. Burnet Boardroom at the offices of Burnet, Duckworth & Palmer LLP, 1400, 350 - 7th Avenue S.W., Calgary, Alberta.

As a Debentureholder, if you have not voted, or you have voted against the originally proposed amendments and now wish to vote for the revised amendments, your immediate attention is required.  Debentureholders who previously consented to/voted for the originally proposed amendments do not need to take any action to have their consent/vote counted in favour of the revised amendments.  Debentureholders who previously voted for or against the originally proposed amendments and who now would like to change their vote as it applies to the revised amendments can do so by depositing either the previously provided form or the amended form of Written Consent and Form of Proxy in accordance with the instructions provided therein. Should the proposed revised amendments be approved for either series of Debentures, all debentures of that series will be revised as proposed.  Debentureholders are encouraged to vote as soon as practicable, and in any event no later than 4:30 p.m. (Mountain Standard Time) on December 4, 2009 using any of the methods outlined below:

Voting by Mail or Fax: to vote for the revised Debenture amendments, complete and deposit either the original form or the revised form of the Written Consent and Form of Proxy accompanying the Supplemental Circular with Computershare Trust Company of Canada, 100 University Avenue, 11th Floor, South Tower, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, or Kingsdale Shareholder Services Inc. By fax at 1-866-545-5580.

Voting Via Financial Broker: Debentureholders may contact their broker or send their proxy form to their broker who can vote on the Debentureholder's behalf.

Telephone Voting: English Telephone: 1-800-474-7493.  French Telephone: 1-800-454-8683. The12-digit control number located in the box on the voting form will be required.

Internet Voting: log on to www.proxyvote.com. The 12-digit control number located in the box on the voting form will be required.

National Bank Financial Inc. acts as exclusive financial advisor in connection with the proposed amendments.

Credit Facility Borrowing Base Redetermination

PET also advises that the Trust’s lenders have reset the borrowing base under its bank credit facility at $360 million until the next semi-annual redetermination of the borrowing base scheduled for April 2010.  The $40 million reduction (10 percent) in PET’s consolidated bank credit capacity to $370 million relates principally to the significant reduction in the natural gas price forecasts used by lenders in their credit evaluations due to the weakness in natural gas prices in 2009.  PET’s current consolidated net bank debt is approximately $290 million.

Notice to United States Debentureholders

The solicitation described herein is made for the securities of a Canadian entity and is subject to Canadian disclosure requirements that are different from those of the United States.  Financial statements included or incorporated by reference in the Management Information Circular related to the solicitation have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, which differ from United States generally accepted accounting principles and United States auditing and auditor independence standards.  As a result, such financial statements may not be comparable to the financial statements of United States companies.

PET is an unincorporated open-ended income trust established under the laws of the Province of Alberta, Canada.  It may be difficult for U.S. Debentureholders to enforce their rights and any claim that they may have arising under United States federal or state securities laws, as PET and its administrator are organized or incorporated, as applicable, under the laws of Alberta, Canada, all or most of their assets are located in Canada, and all of the officers and directors of the administrator of PET are residents of Canada.  You may not be able to sue a foreign entity or its officers or directors in a foreign court for violations of U.S. federal or state securities laws.  It may be difficult to compel a foreign entity and its affiliates to subject themselves to a U.S. court's judgment.

FORWARD LOOKING INFORMATION

This press release contains statements that constitute forward-looking information within the meaning of applicable securities legislation. This forward-looking information includes, without limitation, statements regarding the timing of the holding of the reconvened Debentureholder meeting. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by PET and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which are not a guarantee of performance and are subject to a number of risks and uncertainties. Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of PET's management at the time the information is released.

About PET

PET is a natural gas-focused Canadian energy trust. PET's Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol "PMT.UN" and "PMT.DB.A", "PMT.DB.B" and "PMT.DB.C", respectively. Further information with respect to PET can be found at its website at www.paramountenergy.com.

The TMX Group has neither approved nor disapproved the information contained herein.

For further information please contact:

Kingsdale Shareholder Services Inc.

North American Toll Free Phone:  1-888-518-1558

Outside North America, Banks and Brokers Call Collect: 416-867-2272

(416) 867-2271 (FAX)

1-866-545-5580 (FAX – Toll Free)

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Paramount Energy Operating Corp.

Administrator of Paramount Energy Trust

Suite 3200, 605 - 5 Avenue SW

Calgary, Alberta, Canada T2P 3H5

Telephone: 403 269-4400

Fax: 403 269-4444

Email: info@paramountenergy.com

Website: www.paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer

Cameron R. Sebastian Vice President, Finance and Chief Financial Officer

Sue M. Showers Investor Relations and Communications Advisor